UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

AMBASSADORS GROUP, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
023177108
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	023177108

1	NAMES OF REPORTING PERSONS Punch Card Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		816,785

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER

816,785

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

816,785

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

- Page 2 of 8 Pages -

CUSIP No.	023177108

1	NAMES OF REPORTING PERSONS Punch Card Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		816,785

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER

816,785

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

816,785

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

- Page 3 of 8 Pages -

CUSIP No.	023177108

1	NAMES OF REPORTING PERSONS Norbert H. Lou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		66,209

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		816,785

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		66,209

WITH:	8	SHARED DISPOSITIVE POWER

		875,783

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	941,982

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.97%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

- Page 4 of 8 Pages -

Item 1(a).	Name of Issuer:
Ambassadors Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
2001 South Flint Road
Spokane, WA 99224

Item 2(a).	Name(s) of Person(s) Filing:
1.	Punch Card Capital, LP, a Delaware limited partnership (“LP”);

2.	Punch Card Capital, LLC, a Delaware limited liability company (“LLC”); and

3.	Norbert H. Lou
LP, LLC and Mr. Lou are collectively referred to as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:
7065 Westpointe Blvd., Suite 204, Orlando, FL 32835

Item 2(c).	Citizenship:
The LP and the LLC are Delaware entities. Mr. Lou is a citizen of the United States.

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
023177108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d (b)(1)(ii)(G);

(h)	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

- Page 5 of 8 Pages -

Item 4.	Ownership:
(a)
Amount beneficially owned: The LP directly beneficially owns 816,785 shares. The LLC is the general partner of the LP, and, as a result, the LLC may be deemed to possess voting and/or investment power over the securities of the Issuer that are owned by the LP. Mr. Lou serves as the Managing Member of the LLC and, as a result, may be deemed to possess voting and/or investment power over the securities of the Issuer that are owned by the LP.

In addition, Mr. Lou directly beneficially owns 66,209 shares, and Mr. Lou may be deemed to have dispositive authority over an additional 58,988 shares held by his relatives. As a result, Mr. Lou may be deemed to be the beneficial owner of a total of 941,982 shares.

(b)
Percent of Class: 4.3% (LP), 4.3% (LLC) and 4.97% (Mr. Lou), in each case based on 18,938,149 common shares outstanding as of October 18, 2010, according to the Issuer’s quarterly report on Form 10-Q for the period ended September 30, 2010.

(c)
Sole and Shared Power: The LP has the shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition of, the 816,785 shares that the LP directly beneficially owns. The LLC is the general partner of the LP, and Mr. Lou is the managing member of the LLC, and thus each of the LLC and Mr. Lou may be deemed to have shared power to vote or to direct the vote, and the shared power to dispose or to direct the disposition of, the shares held by the LP.

Mr. Lou has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the 66,209 shares that he directly beneficially owns. In addition, Mr. Lou may be deemed to have the shared power to dispose or to direct the disposition of, the 58,988 shares held by his relatives.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑

- Page 6 of 8 Pages -

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certification.
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

- Page 7 of 8 Pages -

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011
(Date)
/s/ Norbert H. Lou
(Signature)
Norbert H. Lou, individually and as managing member of Punch Card Capital, LLC, the general partner of Punch Card Capital, L.P.

- Page 8 of 8 Pages -